

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2018

<u>Via E-Mail</u>
Justin Davis-Rice
Executive Director
Bendon Group Holdings Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

> **Re:** **Bendon Group Holdings Limited**
> **Registration Statement on Form F-4**
> **Filed March 20, 2018**
> **File No. 333-223786**

Dear Mr. Davis-Rice:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business of Bendon, page 151</u>

1. We note that you are continually exploring the use of new technologies, such as blockchain technology. Please clarify how you intend to use blockchain trading platforms to provide low cost trade finance.

<u>Certain Relationships and Related Person Transactions, page 180</u>

2. Please provide the related party transaction disclosure for the period since the beginning of the company's preceding three financial years up to the date of the filing. See Item 7.B of Form 20-F and Instruction to Item 404 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller